FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Medigus Ltd. today announced that it has priced a public offering in Israel of 70,525 units at a purchase price of 380 New Israeli Shekels (NIS) per unit. Each unit consisted of 1,000 ordinary shares and 500 new Series 9 warrants so the Company expects to issue an aggregate of 70,525,000 ordinary shares and 35,262,500 Series 9 warrants.  The Series 9 warrants will trade on the Tel Aviv Stock Exchange and each Series 9 warrant is exercisable into one ordinary share of the Company, at an exercise price of NIS 0.532 per share, until July 8, 2018. The offering is scheduled to close on or about July 12, 2015.

The total proceeds (gross) payable to the Company for the above issue is expected to be approximately NIS 26.8 million. The net proceeds of the offering will be reserved for working capital and general corporate purposes.

The securities to be issued under the offering will be offered by way of a prospectus in Israel and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The securities offered have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 9, 2015	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary